UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Friedman Industries, Incorporated
(Name of Issuer)

Common Stock, $1 par value
(Title of Class of Securities)

358435105
(CUSIP Number)

September 30, 2024
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☑	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 358435105	13G/A	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON Tontine Asset Associates, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 453,129
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 453,129
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 453,129
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.50%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 358435105	13G/A	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON Tontine Capital Overseas Master Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 453,129
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 453,129
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 453,129
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.50%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 358435105	13G/A	Page 4 of 9 Pages

1	NAME OF REPORTING PERSON Jeffrey L. Gendell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 453,129
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 453,129
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 453,129
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.50%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 358435105	13G/A	Page 5 of 9 Pages

Item 1(a).	NAME OF ISSUER

The name of the issuer is Friedman Industries, Incorporated (the “Company”).

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

The Company’s principal executive offices are located at 1121 Judson Road, Suite 124, Longview, Texas 75601.

Item 2(a).	NAME OF PERSON FILING

This statement is filed by:

(i)	Tontine Capital Overseas Master Fund II, L.P. (“TCOM II”), a limited partnership organized under the laws of the State of Delaware, with respect to 453,129 shares of Common Stock directly owned by TCOM II;

(ii)	Tontine Asset Associates, LLC, a limited liability company organized under the laws of the State of Delaware (“TAA”), which serves as general partner of TCOM II, with respect to the shares of Common Stock directly owned by TCOM II; and

(iii)	Jeffrey L. Gendell, a United States citizen (“Mr. Gendell”), who serves as the Managing Member of TAA, with respect to the shares of Common Stock directly owned by TCOM II.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

The address of the business office of each of the Reporting Persons is 1 Sound Shore Drive, Suite 304, Greenwich, CT 06830-7251.

Item 2(c).	CITIZENSHIP

See Item 2(a) above.

Item 2(d).	TITLE OF CLASS OF SECURITIES

Common Stock, $1 par value (the “Common Stock”)

CUSIP No. 358435105	13G/A	Page 6 of 9 Pages

Item 2(e).	CUSIP NUMBER

358435105

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO Rules 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: Not applicable.

CUSIP No. 358435105	13G/A	Page 7 of 9 Pages

Item 4.	OWNERSHIP

A.	Tontine Asset Associates, LLC

	(a)	Amount beneficially owned: 453,129

	(b)	Percent of class: 6.50%. This percentage and those used elsewhere in this Schedule 13G/A are calculated based upon the 6,966,510 shares of Common Stock issued and outstanding at November 12, 2024, as set forth in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2024 filed with the Securities and Exchange Commission on November 12, 2024.

	(c)	(i)	Sole power to vote or direct the vote: -0-

		(ii)	Shared power to vote or direct the vote: 453,129

		(iii)	Sole power to dispose or direct the disposition of: -0-

		(iv)	Shared power to dispose or direct the disposition of: 453,129

B.	Tontine Capital Overseas Master Fund II, L.P.

	(a)	Amount beneficially owned: 453,129

	(b)	Percent of class: 6.50%

	(c)	(i)	Sole power to vote or direct the vote: -0-

		(ii)	Shared power to vote or direct the vote: 453,129

		(iii)	Sole power to dispose or direct the disposition of: -0-

		(iv)	Shared power to dispose or direct the disposition of: 453,129

C.	Jeffrey L. Gendell

	(a)	Amount beneficially owned: 453,129

	(b)	Percent of class: 6.50%

	(c)	(i)	Sole power to vote or direct the vote: -0-

		(ii)	Shared power to vote or direct the vote: 453,129

		(iii)	Sole power to dispose or direct the disposition of: -0-

		(iv)	Shared power to dispose or direct the disposition of: 453,129

CUSIP No. 358435105	13G/A	Page 8 of 9 Pages

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

TAA, the general partner of TCOM II, has the power to direct the affairs of TCOM II, including directing the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock directly owned by TCOM II. Mr. Gendell is the Managing Member of TAA and in that capacity directs its operations.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

Item 10.	CERTIFICATION

Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 358435105	13G/A	Page 9 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: November 12, 2024

/s/ Jeffrey L. Gendell
Jeffrey L. Gendell, individually, and as managing member of Tontine Asset Associates, LLC, for itself and as the general partner of Tontine Capital Overseas Master Fund II, L.P.